Exhibit 99.1

ZIM Reports Financial Results for the Second Quarter of 2024;
Raising Full Year 2024 Guidance

Reported Revenues of $1.93 Billion, Net Income of $373 Million, Adjusted EBITDA1
of $766 Million and Adjusted EBIT of $488 Million2; Achieved Adjusted EBITDA and
Adjusted EBIT Margins of 40% and 25%, Respectively

Achieved 11% Volume Growth with Record Carried Volume of 952 Thousand TEUs

Increased Full Year 2024 Guidance to Adjusted EBITDA of $2.6 Billion
to $3.0 Billion and Adjusted EBIT of $1.45 Billion to $1.85 Billion3

Declared Dividend of $112 million, or $0.93 per Share

Haifa, Israel, August 19, 2024 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM), (“ZIM” or the “Company”) a global container liner shipping company, announced today its consolidated results for the three and six months ended June 30, 2024.

Second Quarter 2024 Highlights
•
Net income for the second quarter was $373 million (compared to a net loss of $213 million in the second quarter of 2023), or diluted earnings per share of $3.08[4] (compared to diluted loss per share of $1.79 in the second quarter of 2023).

•	Adjusted EBITDA[1] for the second quarter was $766 million, a year-over-year increase of 179%.
•	Operating income (EBIT) for the second quarter was $468 million, compared to operating loss of $168 million in the second quarter of 2023.

1 See disclosure regarding “Use of Non-IFRS Financial Measures.”
2 Operating income (EBIT) for the second quarter was $468 million. A reconciliation to Adjusted EBIT is provided in the tables below.
3 The Company does not provide IFRS guidance because it cannot be determined without unreasonable effort. See disclosure regarding “Use of Non-IFRS Measures in the Company’s 2024 Guidance.”
4 The number of shares used to calculate the diluted earnings per share is 120,456,342. The number of outstanding shares as of June 30, 2024 was 120,354,980.

•	Adjusted EBIT[1] for the second quarter was $488 million, compared to Adjusted EBIT loss of $147 million in the second quarter of 2023.
•	Total revenues for the second quarter were $1,933 million, a year-over-year increase of 48%.
•	Carried volume in the second quarter was 952 thousand TEUs, a year-over-year increase of 11%.
•	Average freight rate per TEU in the second quarter was $1,674, a year-over-year increase of 40%.
•	Net debt[1] of $3.25 billion as of June 30, 2024, compared to $2.31 billion as of December 31, 2023; net leverage ratio[1] of 2.0x at June 30, 2024, compared to 2.2x as of December 31, 2023.

Eli Glickman, ZIM President & CEO, stated, “We are pleased with our strong second quarter performance, highlighted by outstanding strategic execution that led to record high carried volume, representing 11% growth year-over-year. The steps we have taken to upscale our capacity and enhance our cost structure continued to drive strong financial results. We generated net income of $373 million, as we drew on our differentiated strategy and agility while capitalizing on sustained market strength. Aligned with our prioritization of returning capital to shareholders, we declared a dividend of $0.93 per share, or $112 million, representing 30% of second quarter net income.”

Mr. Glickman added, “During the quarter, we benefitted from ZIM’s strategic decision to increase the Company’s spot market exposure in the Transpacific trade. This has enabled us to capture significant upside in a rate environment that has been elevated for longer than anticipated. We expect our results in the second half of 2024 to be better than in the first half of the year, driven by continued supply pressure from the Red Sea crisis, combined with current favorable demand trends. As a result, we have significantly increased our full year 2024 guidance and today forecast full year Adjusted EBITDA between $2.6 billion and $3.0 billion and Adjusted EBIT between $1.45 billion and $1.85 billion.”

Mr. Glickman concluded, “While market fundamentals still signal supply growth significantly outpacing demand, we are confident that we have built a resilient business with a transformed fleet. By year's end, our ongoing newbuild program will be complete, as we receive delivery of the remaining eight out of 46 modern, fuel-efficient containerships that we secured, including 28 LNG-powered vessels. We are on track to achieve our double-digit volume growth target in 2024 and well positioned to drive profitable growth ahead.”

Summary of Key Financial and Operational Results

	Q2-24	Q2-23	H1-24	H1-23
Carried volume (K-TEUs)	952	860	1,799	1,629
Average freight rate ($/TEU)	1,674	1,193	1,569	1,286
Total revenues ($ in millions)	1,933	1,310	3,495	2,684
Operating income (loss) (EBIT) ($ in millions)	468	(168)	635	(182)
Profit (loss) before income tax ($ in millions)	375	(272)	471	(337)
Net income (loss) ($ in millions)	373	(213)	465	(271)
Adjusted EBITDA[1] ($ in millions)	766	275	1,193	648
Adjusted EBIT[1] ($ in millions)	488	(147)	655	(160)
Net income (loss) margin (%)	19	(16)	13	(10)
Adjusted EBITDA margin (%)	40	21	34	24
Adjusted EBIT margin (%)	25	(11)	19	(6)
Diluted earnings (loss) per share ($)	3.08	(1.79)	3.83	(2.29)
Net cash generated from operating activities ($ in millions)	777	347	1,103	520
Free cash flow[1] ($ in millions)	712	321	1,015	463

	JUN-30-24	DEC-31-23
Net debt[1] ($ in millions)	3,245	2,309

Financial and Operating Results for the Second Quarter Ended June 30, 2024
Total revenues were $1.93 billion for the second quarter of 2024, compared to $1.31 billion for the second quarter of 2023, mainly driven by the increase in freight rates and carried volume.

ZIM carried 952 thousand TEUs in the second quarter of 2024, compared to 860 thousand TEUs in the second quarter of 2023. The average freight rate per TEU was $1,674 for the second quarter of 2024, compared to $1,193 for the second quarter of 2023.

Operating income (EBIT) for the second quarter of 2024 was $468 million, compared to operating loss of $168 million for the second quarter of 2023. The increase was driven primarily by the above-mentioned increase in revenues.

Net income for the second quarter of 2024 was $373 million, compared to net loss of $213 million for the second quarter of 2023, also mainly driven by the above-mentioned increase in revenues.

Adjusted EBITDA for the second quarter of 2024 was $766 million, compared to $275 million for the second quarter of 2023. Adjusted EBIT was $488 million for the second quarter of 2024, compared to Adjusted EBIT loss of $147 million for the second quarter of 2023. Adjusted EBITDA and Adjusted EBIT margins for the second quarter of 2024 were 40% and 25%, respectively. This compares to 21% and -11% for the second quarter of 2023, respectively.

Net cash generated from operating activities was $777 million for the second quarter of 2024, compared to $347 million for the second quarter of 2023.

Financial and Operating Results for the Six Months Ended June 30, 2024
Total revenues were $3.49 billion for the first half of 2024, compared to $2.68 billion for the first half of 2023, primarily driven by both an increase in freight rates and carried volume.

ZIM carried 1,799 thousand TEUs in the first half of 2024, compared to 1,629 thousand TEUs in the first half of 2023. The average freight rate per TEU was $1,569 for the first half of 2024, compared to $1,286 for the first half of 2023.

Operating income (EBIT) for the first half of 2024 was $635 million, compared to operating loss of $182 million for the first half of 2023. The increase in operating income for the first half of 2024 was primarily driven by the above-mentioned increase in revenues.

Net income for the first half of 2024 was $465 million, compared to net loss of $271 million for the first half of 2023, also mainly driven by the above-mentioned increase in revenues.

Adjusted EBITDA was $1,193 million for the first half of 2024, compared to $648 million for the first half of 2023. Adjusted EBIT was $655 million for the first half of 2024, compared to Adjusted EBIT loss of $160 million for the first half of 2023. Adjusted EBITDA and Adjusted EBIT margins for the first half of 2024 were 34% and 19%, respectively. This compares to 24% and -6% for the first half of 2023.

Net cash generated from operating activities was $1,103 million for the first half of 2024, compared to $520 million for the first half of 2023.

Liquidity, Cash Flows and Capital Allocation
ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) decreased by $351 million from $2.69 billion as of December 31, 2023 to $2.34 billion as of June 30, 2024. Capital expenditures totaled $66 million for the second quarter of 2024, compared to $26 million for the second quarter of 2023. Net debt position as of June 30, 2024 was $3.25 billion, compared to $2.31 billion, as of December 31, 2023, an increase of $936 million. ZIM's net leverage ratio as of June 30, 2024, was 2.0x, compared to 2.2x as of December 31, 2023.

Second Quarter 2024 Dividend
In accordance with the Company's dividend policy, the Company’s Board of Directors declared a cash dividend of approximately $112 million, or $0.93 per ordinary share, reflecting approximately 30% of second quarter 2024 net income. The dividend will be paid on September 5, 2024, to holders of ZIM ordinary shares as of August 29, 2024.

All future dividends are subject to the discretion of Company's Board of Directors and to the restrictions provided by Israeli law.

Use of Non-IFRS Measures in the Company’s 2024 Guidance
A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2024 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled its Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and the corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Updated Full-Year 2024 Guidance
The Company increased its guidance for the full year of 2024 and now expects to generate Adjusted EBITDA between $2.6 billion and $3.0 billion and Adjusted EBIT between $1.45 billion and $1.85 billion. Previously, the Company expected to generate Adjusted EBITDA between $1.15 billion and $1.55 billion and Adjusted EBIT between zero and $400 million.

Conference Call Details
Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET.

To access the live conference call by telephone, please dial the following numbers: United States (toll free) +1-800-715-9871 or +1-646-307-1963; Israel +972-3-376-1144 or UK/international +44-20-3481-4247, and reference conference ID: 3054682 or the conference name. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company's website.

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 90 countries serving approximately 33,000 customers in over 300 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices (including as a result of the continued situation in the Red Sea), supply-demand fluctuations in the containerized shipping market, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, our ability to achieve cost savings or expense reductions, the outcome of legal proceedings to which the Company is a party, global, regional and/or local political instability, including the ongoing war between Israel and Hamas, the increased tension between Israel and Iran and its proxies, in particular the ongoing hostilities between Israel and Hezbollah, inflation rate fluctuations, capital markets fluctuations and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2023 Annual Report filed with the SEC on March 13, 2024.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, the non-IFRS financial measures presented by the Company may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted, as applicable, to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted, as applicable, to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.  We refer to this measure as net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBIT and Adjusted EBITDA and net cash generated from operating activities to free cash flow in the tables provided below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

CONSOLIDATED BALANCE SHEET (Unaudited)
(U.S. dollars in millions)

	June 30		December 31
	2024	2023	2023

Assets
Vessels	4,917.2	5,005.4	3,758.9
Containers and handling equipment	906.7	1,209.8	792.9
Other tangible assets	91.8	124.3	85.2
Intangible assets	105.7	98.1	102.0
Investments in associates	28.4	29.3	26.4
Other investments	772.0	1,354.2	908.7
Other receivables	76.6	111.6	97.9
Deferred tax assets	2.5	2.5	2.6
Total non-current assets	6,900.9	7,935.2	5,774.6

Inventories	187.7	174.1	179.3
Trade and other receivables	1,030.9	671.0	596.5
Other investments	699.1	863.0	874.1
Cash and cash equivalents	889.8	1,040.3	921.5
Total current assets	2,807.5	2,748.4	2,571.4
Total assets	9,708.4	10,683.6	8,346.0

Equity
Share capital and reserves	2,016.7	1,994.8	2,017.5
Retained earnings	872.4	2,858.3	437.2
Equity attributable to owners of the Company	2,889.1	4,853.1	2,454.7
Non-controlling interests	2.4	2.0	3.3
Total equity	2,891.5	4,855.1	2,458.0

Liabilities
Lease liabilities	4,000.1	3,230.4	3,244.1
Loans and other liabilities	65.2	83.0	73.6
Employee benefits	42.5	42.4	46.1
Deferred tax liabilities	5.7	79.0	6.1
Total non-current liabilities	4,113.5	3,434.8	3,369.9

Trade and other payables	610.3	561.8	566.4
Provisions	87.9	53.4	60.7
Contract liabilities	475.1	208.4	198.1
Lease liabilities	1,481.9	1,522.1	1,644.7
Loans and other liabilities	48.2	48.0	48.2
Total current liabilities	2,703.4	2,393.7	2,518.1
Total liabilities	6,816.9	5,828.5	5,888.0
Total equity and liabilities	9,708.4	10,683.6	8,346.0

CONSOLIDATED INCOME STATEMENTS (Unaudited)
(U.S. dollars in millions, except per share data)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2024	2023	2024	2023	2023

Income from voyages and related services	3,494.6	2,683.9	1,932.6	1,309.6	5,162.2
Cost of voyages and related services
Operating expenses and cost of services	(2,214.1)	(1,913.6)	(1,133.3)	(973.9)	(3,885.1)
Depreciation	(532.8)	(795.4)	(275.1)	(414.9)	(1,449.8)
Impairment of assets					(2,034.9)
Gross profit (loss)	747.7	(25.1)	524.2	(79.2)	(2,207.6)

Other operating income	25.6	1.9	19.6	(8.2)	14.4
Other operating expenses	(0.6)	(10.1)	(0.6)	(6.5)	(29.3)
General and administrative expenses	(133.8)	(145.5)	(73.0)	(71.4)	(280.7)
Share of loss of associates	(4.0)	(2.9)	(1.9)	(2.5)	(7.8)

Results from operating activities	634.9	(181.7)	468.3	(167.8)	(2,511.0)

Finance income	61.2	82.1	22.5	37.7	142.2
Finance expenses	(224.9)	(237.2)	(115.9)	(142.0)	(446.7)

Net finance expenses	(163.7)	(155.1)	(93.4)	(104.3)	(304.5)

Profit (loss) before income taxes	471.2	(336.8)	374.9	(272.1)	(2,815.5)

Income taxes	(6.3)	66.0	(2.1)	59.4	127.6

Profit (loss) for the period	464.9	(270.8)	372.8	(212.7)	(2,687.9)

Attributable to:
Owners of the Company	461.6	(274.6)	371.3	(215.1)	(2,695.6)
Non-controlling interests	3.3	3.8	1.5	2.4	7.7
Profit (loss) for the period	464.9	(270.8)	372.8	(212.7)	(2,687.9)

Earnings (loss) per share (US$)
Basic earnings (loss) per 1 ordinary share	3.84	(2.29)	3.08	(1.79)	(22.42)
Diluted earnings (loss) per 1 ordinary share	3.83	(2.29)	3.08	(1.79)	(22.42)

Weighted average number of shares for earnings (loss) per share calculation:
Basic	120,324,186	120,182,399	120,341,086	120,195,365	120,213,031
Diluted	120,454,311	120,182,399	120,456,342	120,195,365	120,213,031

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(U.S. dollars in millions)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2024	2023	2024	2023	2023

Cash flows from operating activities
Profit (loss) for the period	464.9	(270.8)	372.8	(212.7)	(2,687.9)

Adjustments for:
Depreciation and amortization	538.6	808.7	278.0	421.5	1,471.8
Impairment loss					2,063.4
Net finance expenses	163.7	155.1	93.4	104.3	304.5
Share of losses and change in fair value of investees	4.0	2.2	1.9	1.8	6.5
Capital loss (gain), net	(25.5)	7.4	(19.5)	17.2	(10.9)
Income taxes	6.3	(66.0)	2.1	(59.4)	(127.6)
Other non-cash items	3.0	9.7	1.5	3.4	18.9
	1,155.0	646.3	730.2	276.1	1,038.7

Change in inventories	(8.4)	16.6	9.6	15.0	11.4
Change in trade and other receivables	(447.0)	176.9	(210.8)	33.7	242.7
Change in trade and other payables including contract liabilities	331.8	(95.9)	198.5	(4.2)	(95.1)
Change in provisions and employee benefits	27.3	2.9	24.1	1.5	15.9
	(96.3)	100.5	21.4	46.0	174.9

Dividends received from associates	1.2	1.5		1.4	2.3
Interest received	39.8	88.0	17.8	38.5	133.8
Income taxes received (paid)	3.2	(316.1)	7.4	(15.4)	(329.7)

Net cash generated from operating activities	1,102.9	520.2	776.8	346.6	1,020.0

Cash flows from investing activities
Proceeds from sale of tangible assets, intangible assets and interest in investees	3.2	17.7	1.7	5.5	27.4
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(90.8)	(61.5)	(66.4)	(25.6)	(115.7)
Proceeds from sale (acquisition) of investment instruments, net	315.1	(583.4)	116.1	(422.3)	(138.2)
Loans granted to investees	(2.8)	(1.7)	(1.6)		(5.4)
Change in other receivables	15.4	(14.0)	7.7	(5.8)	3.2
Change in other investments (mainly deposits), net		1,982.7	(1.1)	581.8	2,005.2
Net cash generated from investing activities	240.1	1,339.8	56.4	133.6	1,776.5

Cash flows from financing activities
Repayment of lease liabilities and borrowings	(1,117.0)	(861.4)	(480.3)	(466.4)	(1,713.1)
Change in short term loans		(21.0)			(21.0)
Dividend paid to non-controlling interests	(3.7)	(7.5)	(3.3)	(0.6)	(8.9)
Dividend paid to owners of the Company	(27.7)	(769.2)	(27.7)	(769.2)	(769.2)
Interest paid	(221.6)	(182.7)	(117.9)	(95.9)	(380.7)
Net cash used in financing activities	(1,370.0)	(1,841.8)	(629.2)	(1,332.1)	(2,892.9)

Net change in cash and cash equivalents	(27.0)	18.2	204.0	(851.9)	(96.4)
Cash and cash equivalents at beginning of the period	921.5	1,022.1	687.9	1,892.6	1,022.1
Effect of exchange rate fluctuation on cash held	(4.7)	0.0	(2.1)	(0.4)	(4.2)
Cash and cash equivalents at the end of the period	889.8	1,040.3	889.8	1,040.3	921.5

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT*
(U.S. dollars in millions)

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023

Net income (loss)	465	(271)	373	(213)
Financial expenses, net	164	155	93	104
Income taxes	6	(66)	2	(59)
Operating income (EBIT)	635	(182)	468	(168)
Non-cash charter hire expenses	0	1	0	0
Capital loss (gain), beyond the ordinary course of business	0	21	0	21
Expenses related to legal contingencies	20	0	20	0
Adjusted EBIT	655	(160)	488	(147)
Adjusted EBIT margin	19%	(6)%	25%	(11)%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA*
(U.S. dollars in millions)

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023

Net income (loss)	465	(271)	373	(213)
Financial expenses, net	164	155	93	104
Income taxes	6	(66)	2	(59)
Depreciation and amortization	539	809	278	422
EBITDA	1,173	627	746	254
Capital loss (gain), beyond the ordinary course of business	0	21	0	21
Expenses related to legal contingencies	20	0	20	0
Adjusted EBITDA	1,193	648	766	275
Net income (loss) margin	13%	(10)%	19%	(16)%
Adjusted EBITDA margin	34%	24%	40%	21%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITIES TO FREE CASH FLOW
(U.S. dollars in millions)

	Six months ended June 30		Three months ended June 30
	2024	2023	2024	2023

Net cash generated from operating activities	1,103	520	777	347
Capital expenditures, net	(88)	(57)	(65)	(26)
Free cash flow	1,015	463	712	321